                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F   V                            Form 40-F _______
                     -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes _______                                    No    V
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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   Global Unichip Corporation (GUC), a Subsidiary of TSMC, Board of Directors
     Elected New Chairman and Approved the Issuance of 20 Million New Shares

       Science-Based Industrial Park, Hsin-Chu, Taiwan, January 23, 2003 - Global Unichip Corporation (GUC), a subsidiary of TSMC, today held a meeting of the Board of Directors, at which the directors elected Mr. F.C. Tseng as the Chairman of the Board of Directors and approved the issuance of 20 million new shares at NT$10.5 per share to raise NT$210 million.

       As of January 23, 2003, TSMC owned 52% of GUC's outstanding common shares and appointed three of GUC's five directors. Mr. F.C. Tseng, the new Chairman of GUC's Board of Directors, is a representative of TSMC.

                                 #     #     #

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               Taiwan Semiconductor Manufacturing Company Limited
                          For the month of January 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of December 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders:

---------------------------------------------------------------------------------------------------------------------------------
                                                Number of shares held
                                                  when elected (for              Number of          Number of
Title              Name                         Directors, Supervisors)       shares held as     shares held as         Changes
                                                or as April 14, 2000 (for     November 30,       December 31,
                                                     10% shareholders)            2002               2002
---------------------------------------------------------------------------------------------------------------------------------
President              Rick Tsai                                               19,869,738           19,721,738         -148,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President         Harvey Chang                                             6,404,499            6,394,499          -10,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President         C. C. Wei                                                3,655,322            3,574,322          -81,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President         Mark Liu                                                 8,044,370            8,034,370          -10,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President         Chung-Shin Hsu                                             778,782              760,782          -18,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President         Kenneth Kin                                              1,568,172            1,518,172          -50,000
----------------------------------------------------------------------------------------------------------------------------------

/1./ The Philips Electronics, B.V. appoints 3 directors and 1 supervisor. /2./ The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors,
   supervisors, executive officers and 10% shareholders:   None.

3) The acquisition of assets: (Unit:$Thousand)
--------------------------------------------------------------------------------
    Description of assets                                    Purchase price
--------------------------------------------------------------------------------
Operational Facility                                            NT$333,351
--------------------------------------------------------------------------------
Common Shares of VISC                                           NT$849,360
--------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Taiwan Semiconductor Manufacturing Company Ltd.



Date: January 24, 2003          By    /s/  Harvey Chang
                                   -------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer